RAD TECHNOLOGIES, INC.

AUDITED FINANCIAL STATEMENTS FOR THE YEARS
ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

RAD TECHNOLOGIES, INC.

Audited Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

CONTENTS OF REPORT





Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT AUDITOR'S REPORT

To the Members of RAD TECHNOLOGIES, INC.,

7083 Hollywood Blvd,

Los Angeles, CA 90028

I have audited the accompanying financial statements of RAD TECHNOLOGIES, INC., which comprise the Balance Sheet as of December 31, 2020, and December 31, 2019, and the related Statements of Income, Changes in Stockholders' Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of RAD TECHNOLOGIES, INC. as of December 31, 2020, and December 31, 2019, and the results of its operations and cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.

CPA Colorado
0033681

11/02/2021

RAD TECHNOLOGIES, INC.

BALANCE SHEET
AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Assets			
Current assets:			
Cash and cash equivalents	$	345,596	4,092
Security deposits		12,500	7,750
Prepaid expenses		-	655
Accounts receivable		43,944	40,353
Less (allowance for doubtful accounts)		(39,944)	(35,295)
Total current assets		362,096	17,555
Fixed Assets:			
Property, plant & Equipment		29,570	29,570
Less (accumulated depreciation)		(12,267)	(6,495)
Total Fixed Assets		17,303	23,075
Intangible assets:			
Software & Platforms		353,333	159,850
Less (accumulated amortization)		(72,004)	(30,977)
Total intangible assets		281,329	128,873
Non-current Assets:			
Due from shareholders		45,770	101,479
Total non-current assets		45,770	101,479
Total Assets	$	**706,498**	**270,982**
Liabilities & Stockholders' Equity			
Current liabilities:			
Credit Cards		3,663	28,397
Due to shareholders		270,185	270,992
Convertible promissory notes		760,000	-
Less (beneficial conversion feature)		(56,525)	-
Accrued interest- Convertible promissory notes		97,891	-
Deferred Compensation		-	20,913
Accrued liabilities		-	12,000
Accounts Payable		213,499	139,859
Total current liabilities		1,288,713	472,161
Non-current Liabilities:			
Economic Injury Disaster Loan (EIDL)		250,000	-
Accrued Interest- EIDL		5,469	-
SBA- Paycheck protection program Loan (PPP)		170,547	-
Accrued Interest- PPP		1,117	-
SAFE convertible notes		1,010,796	50,000
Convertible promissory notes		-	760,000
Less (beneficial conversion feature)		-	(56,525)
Accrued interest- Convertible promissory notes		-	38,891
Total non-current liabilities		1,437,929	792,366
Total Liabilities:	$	**2,726,642**	**1,264,527**

RAD TECHNOLOGIES, INC.

BALANCE SHEET

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	As of December 31, 2020	As of December 31, 2019
Stockholders' equity (deficit):		
Common stock, $0.0001 par value, 15,000,000 shares authorized, 9,025,000 and 9,000,000 shares issued and outstanding as of December 31, 2020, and December 31, 2019, respectively	903	900
Additional Paid-in Capital	64,022	56,525
Accumulated Profits (losses)	(1,050,970)	(338,041)
Net income (loss)	(1,034,099)	(712,929)
Total stockholders' equity (deficit):	**(2,020,144)**	**(993,545)**
Total Liabilities and stockholders' equity	$ **706,498**	**270,982**

The accompanying notes are an integral part of these financial statements.

RAD TECHNOLOGIES, INC.

STATEMENT OF INCOME
FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		2020	2019
Revenue:			
Sales	$	169,666	671,474
Total revenues		**169,666**	**671,474**
Cost of Sales		**156,551**	**152,307**
Gross Profit		**13,115**	**519,167**
Expenses:			
Executive compensation		305,024	335,800
Taxes		1,998	102
Recruitment		398	2,158
IT software & consumables		53,783	18,073
Insurance		16,654	41,435
Legal & Professional Services		73,702	84,993
Advertising & Marketing		61,932	101,730
Travel		25,659	74,026
Video Production		1,000	23,066
Business Development		10,588	22,345
Consulting		88,797	15,210
Rent & Lease		-	59,391
Supplies & Materials		1,730	902
Office & General expenses		38,416	4,326
Bank Charges & Fees		3,304	3,126
Interest expenses		80,856	50,851
Sales and Operations		222,297	297,969
Sales Commissions		-	25,971
Utilities		6,880	154
Depreciation		5,772	5,772
Bad debt expense		4,649	35,295
Dues & Subscriptions		2,709	1,185
Postage, Freight & Courier		39	307
Miscellaneous expenses		-	203
Amortization		41,027	27,824
Total Expenses		**1,047,214**	**1,232,214**
Income from operations (loss)		**(1,034,099)**	**(713,047)**
Other Income (Expenses):			
Interest income		-	118
Total Other Income (expenses)		-	118
Net income (loss) for the year		**(1,034,099)**	**(712,929)**

The accompanying notes are an integral part of these financial statements.

RAD TECHNOLOGIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	Common Stock	Amount	Retained Earnings (accumulated deficit)	Additional Paid-in Capital	Total
Beginning Balance, December 31, 2018	9,000,000	900	(338,041)	39,522	**(297,619)**
Issuance of Common stock	-	-	-	-	**-**
Beneficial conversion feature- Convertible promissory notes	-	-	-	17,003	**17,003**
Net income (loss)	-	-	(712,929)	-	**(712,929)**
Ending Balance, December 31, 2019	**9,000,000**	**900**	**(1,050,970)**	**56,525**	**(993,545)**
Issuance of Common stock	25,000	3	-	7,497	**7,500**
Beneficial conversion feature- Convertible promissory notes	-	-	-	-	**-**
Net income (loss)	-	-	(1,034,099)	-	**(1,034,099)**
Ending Balance, December 31, 2020	**9,025,000**	**903**	**(2,085,069)**	**64,022**	**(2,020,144)**

The accompanying notes are an integral part of these financial statements.

RAD TECHNOLOGIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Cash flow From Operating Activities:			
Net loss	$	(1,034,099)	(712,929)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation		5,772	5,772
Amortization		41,027	27,824
Bad debt expense		4,649	35,295
Changes in:			
Security deposits		(4,750)	2,813
Prepaid expenses		655	14,345
Accounts receivable		(3,591)	(24,603)
Credit Cards		(24,734)	25,779
Deferred Compensation		(20,913)	8,913
Accrued liabilities		(12,000)	12,000
Accounts Payable		73,640	117,441
Accrued Interest- Convertible promissory notes		59,000	36,781
Accrued Interest- EIDL		5,469	-
Accrued Interest- PPP loan		1,117	-
Net cash provided (used) by operating activities		(908,758)	(450,569)
Cash flow From Investing Activities:			
Acquisition of Property, plant & Equipment		-	(21,400)
Development of Software & Platforms		(193,483)	(133,990)
Net cash provided (used) by investing activities		(193,483)	(155,390)
Cash flow from Financing Activities			
Proceeds from issuance of common stock		7,500	
Due from shareholders		55,709	42,298
Due to shareholders		(807)	7,753
Economic Injury Disaster Loan (EIDL)		250,000	
SBA- Paycheck protection program Loan (PPP)		170,547	
SAFE notes		960,796	50,000
Convertible promissory notes		-	510,000
Net cash provided (used) by financing activities		1,443,745	610,051
Increase (decrease) in Cash		341,504	4,092
Cash, beginning of year		4,092	-
Cash, end of year	$	345,596	4,092

The accompanying notes are an integral part of these financial statements.

RAD TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

About the Company & its Nature of operations

RAD TECHNOLOGIES, INC. ('the Company'), is a Delaware advertising technology Corporation formed on July 6, 2018. The Company provides a content AI technology solution to digital marketing teams at various enterprises which aims to improve the performance of their articles, advertisements, emails, and product descriptions.

In August 2019, the Company acquired Zumby Media LLC, a venture funded technology startup that uses AI and machine learning to achieve influencer marketing automation.

In July 2021, the Company acquired Atomic Reach Inc., a content AI technology company based in Toronto through a newly formed Canadian subsidiary, RAD CANADA, INC.

Going Concern Matters

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that create uncertainty about the ability of the Company to continue as a going concern. The Company currently operates at net losses since inception with accumulated losses totaling $2,085,069 and $1,050,970 as of December 31, 2020, and December 31, 2019, respectively. Additionally, the Company had a net equity deficit of $2,020,144 and $993,545 as of December 31, 2020, and December 31, 2019, respectively.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through July 30, 2022 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

To address this concern, the company plans to raise additional funds through various means to continue operations. The Company's ability to meet its obligations as they become due is dependent upon the success of Management's plan.

RAD TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020, and December 31, 2019.

Property, plant, and Equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. PPE consisted of furniture and computers as of December 31, 2020, and December 31, 2019, and depreciation is based on a 5-year useful life.

Intangible Assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books consist of Software development costs incurred to establish technological feasibility. Additionally, the account includes balances that relate to the acquisition of Zumby Media LLC.

The Company amortizes intangibles assets based on a useful life which ranges between 5 and 7 years.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of December 31, 2020, and December 31, 2019.

RAD TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

Convertible Promissory notes

On March 20, 2019, the Company issued an unsecured convertible promissory note in the amount of $250,000 to DZHEL LLC (the lender). The note bears an interest rate of 4% per annum and all amounts due under this note are payable on or after the earlier of (a) March 21, 2021, and (b) unless a conversion is elected pursuant to certain terms, the closing of a change of control transaction. For purposes of the note, the term "Change of Control" means any of (i) the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company, of all or substantially all the assets of the Company and its subsidiaries taken as a whole, except where such sale, lease, transfer or other disposition is to a wholly-owned subsidiary of the Company, or (ii) a merger or consolidation in which the Company is a constituent party or a subsidiary of the Company is a constituent party and the Company issues its voting securities pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the Company's voting securities outstanding immediately prior to such merger or consolidation continue to represent, or are converted or exchanged for equity interests which represent, immediately following such merger or consolidation, a majority, by voting power, of the equity interests of (1) the surviving or resulting entity or (2) if the surviving or resulting entity is a wholly-owned subsidiary of another entity immediately following such merger or consolidation, the parent entity of such surviving or resulting entity. The note cannot be prepaid prior the maturity date without the prior written consent of the lender.

The note includes the following terms with respect to conversion:

Automatic Conversion Upon Qualified Financing. The outstanding principal and all accrued but unpaid interest on the note will be automatically converted upon the closing of the Company's next preferred stock equity financing, whether in a single transaction or series of related transactions, involving the receipt by the Company of at least one million dollars ($1,000,000) (excluding the principal amount and all accrued but unpaid interest of the note and other outstanding debt securities convertible upon the consummation of the Qualified Financing), into shares of preferred stock of the Company at a conversion price per share equal to lesser of (i) eighty percent (80%) of the price per share at which the shares of preferred stock of the Company issued in the Qualified Financing (the "Financing Securities") are sold for cash to investors in the Qualified Financing and (ii) the Conversion Price (the dollar amount determined by dividing $4,000,000 by the Fully Diluted Capitalization immediately prior to the date of conversion of the note). The Conversion Securities issued will have the same terms, rights, preferences and privileges as the shares of Financing Securities, except that the per share issue price (and liquidation preference) of the Conversion Securities will be equal to the Conversion Price.

(b) Optional Conversion. In the event that either (i) a Qualified Financing has not occurred prior to the Maturity Date or (b) a Change of Control occurs while any principal or accrued interest remain outstanding under this Note, the Lender has the right, but not the obligation, to convert all, but not less than all, the outstanding principal and all accrued unpaid interest on the note into shares of Common Stock of the Company at a conversion price per share of Common Stock equal to the Conversion Price. The Elective Conversion Right may be exercised by delivery of written notice to the Company from the Lender, which notice will specify the date on which such conversion will occur. Upon exercise of the Elective Conversion Right, the note will be converted into such number of shares of Common Stock equal to (i) the outstanding principal amount of the note and all accrued and unpaid interest thereon, divided by (ii) the Conversion Price.

On May 25, 2019, the Company issued an unsecured convertible promissory note in the amount of $160,000 to DZHEL LLC (the lender). The note bears an interest rate of 15% per annum and all amounts due under this note are payable on May 25, 2021. This note was received by the Company in four equal tranches during 2019. The Company issued a warrant which grants right to the lender to purchase the Company's common stock. The warrant price is $0.375 per share and expires on May 25, 2029.

On September 13, 2019, the Company issued an unsecured convertible promissory note in the amount of $100,000 to DZHEL LLC (the lender). The note bears an interest rate of 15% per annum and all amounts due under this note are payable on or before the first to occur of (i) September 9, 2021, or (ii) ten (10) days following receipt by Company of net proceeds not less than Two Million US Dollars ($2,000,000.00) from the sale of capital stock, or the issuance of debt securities, of the Company. This note was received by the Company in five tranches during 2019. The Company issued a warrant which grants right to the investor to purchase the Company's common stock. In connection with this note, the Company will offer one board seat to a designated representative from DZHEL LLC under either of the following scenarios; in the event the Company raises equity capital from a third party that requires the formation of a Company Board of Directors and/or the company forms a Board of Directors. The warrant price is $0.1875 per share and expires on September 13, 2029.

During 2020, the Company issued unsecured promissory notes in the amount of $65,000. As of December 31, 2020, the Company satisfied the principal and interest on these notes.

On July 30, 2021, all of the outstanding amounts under the convertible promissory notes listed above in addition to a note issued to DZHEL LLC on October 15, 2018, for $250,000, were converted to 7,223,436 shares of the Company's common stock following a change of control transaction.

Due to shareholders

Officers of the Company advance funds to the Company in the normal course of business. As of December 31, 2020, and 2019, the amounts due to the officers totaled $270,185 and $270,992, respectively.

RAD TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'.

Accounts payable includes $75,028 owed to a law firm as of December 31, 2020. On January 10, 2019, the Company issued 50,000 in stock warrants to this law firm.

SAFE (Single Agreement for Future Equity) Convertible notes

During 2020 and 2019, the Company issued Simple Agreements for Future Equity ("SAFEs") for the amount of $960,796 and $50,000, respectively. The SAFE agreements have no maturity date and bear no interest.

If there is an Equity Financing before the termination of the SAFEs, on the initial closing of such Equity Financing, the SAFEs will automatically convert into a number of shares of Common Stock or SAFE preferred stock equal to the Purchase Amount divided by the Safe Price.

If there is a Liquidity Event before the termination of the SAFEs, the SAFEs will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock or SAFE preferred stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2020, and December 31, 2019, no SAFE notes had been converted into equity.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date.

SBA- Paycheck protection program loan

The U.S. Small Business Administration (SBA) launched the Paycheck Protection Program (PPP) during 2020 as a response to COVID-19 to help small businesses maintain payrolls and continue operations. The SBA PPP loan bears an interest rate of 1% and has a maturity of 2 years. The loan of $170,547 obtained on May 6, 2020, is potentially fully forgivable provided that it was used solely to cover eligible expenses. Management anticipates that the loan will be forgiven.

Economic Injury Disaster (EIDL) loan

The Company obtained an Economic Injury Disaster (EIDL) loan for $250,000 on April 10, 2020. The EIDL is a low interest, fixed-rate, long term loan obtained directly from the U.S. Small Business administration (SBA) to help overcome the effects of the pandemic by providing working capital to meet operating expenses. The loan bears interest at a rate of 3.75% per annum and matures 30 years from the date of the loan. Moreover, the loan is secured by assets of the Company.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. Based on the Company's historical experience, the outstanding balance for allowance for bad debts account was $39,944 and $35,295 as of December 31, 2020, and December 31, 2019, respectively.

RAD TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

Advertising & Marketing

Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company.

Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2019 and 2020. Net operating losses will be carried forward to reduce taxable income in future years.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock. The total number of shares of Common Stock authorized to be issued is fifteen million (15,000,000) shares at a par value $0.0001 per share.

As of December 31, 2020, and December 31, 2019, the total number of shares of Common Stock issued and outstanding was 9,025,000 and 9,000,000, respectively.

As of December 31, 2020, and December 31, 2019, the company granted 700,000 and 700,000 in non-statutory stock options, respectively.

As of December 31, 2020, and December 31, 2019, the company granted 769,328 and nil in incentive stock options, respectively.

As of December 31, 2020, and December 31, 2019, the Company issued 2,705,318 and 1,434,009 in stock warrants, respectively.

As per Management, the Company did not have a formalized Employee stock option plan for the years 2019 and 2020 as no employees were formally on Company payroll.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

In June 2021, the Company ('RAD') entered into an agreement with Atomic Reach Inc., a content AI technology company based in Toronto ('AR') to combine the business and operations of both companies. The transaction was structured as an asset purchase of AR assets by a newly formed Canadian subsidiary of RAD ("Buyer") in exchange for newly issued shares of RAD, followed by distribution of such shares by way of a return of capital to AR shareholders in redemption of their AR shares (unless the shareholder opts out of such redemption). Concurrently, existing AR and RAD shareholders will invest up to $1,200,000 by way of a private placement of New RAD shares. The consideration for this transaction is Common shares of RAD based on (i) New RAD financing pre-money valuation of $10,000,000 on a fully diluted basis ("New RAD Pre Money-Value") (ii) existing shareholders and option holders of AR receiving, post combination, but pre-New RAD Financing 60% of fully diluted shares (iii) Existing AR option holders receiving options in New RAD and (iv) conversion of Safe and other securities of RAD and consolidation of shares of RAD as contemplated under, resulting in a total issuance of 37,521,716 common shares of New RAD at an issue price of $0.115784956 per share.

On July 30, 2021, all of the outstanding amounts under the convertible promissory notes issued to DZHEL LLC for a total of $760,000, were converted to 7,223,436 shares of the Company's common stock following a change of control transaction as described above.

The Company evaluated subsequent events through July 30, 2021, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.